UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )

ENDEAVOUR INTERNATIONAL CORPORATION
(Name of Issuer)
COMMON STOCK, $0.001 PAR VALUE
(Title and Class of Securities)
29259G 10 1
(CUSIP Number)
William L. Transier
1000 Main Street, Suite 3300
Houston, Texas 77002
(713) 307-8740
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
November 1, 2006
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

EXPLANATORY NOTE
           William L. Transier and John N. Seitz previously filed a joint Schedule 13D dated March 8, 2004 (the “Joint Filing”) relating to their respective beneficial ownership of Endeavour International Corporation common stock, par value $0.001 per share. As of the date hereof, Mr. Transier and Mr. Seitz are filing separate reports on Schedule 13D, each of which amends the information previously reported in the Joint Filing.

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SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: November 28, 2006

By:	/s/ William L. Transier
Name:	William L. Transier

By:	/s/ John N. Seitz
Name:	John N. Seitz

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